

Mail Stop 3561

May 10, 2016

Alison K. Engel
Chief Financial Officer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

> **Re:** **Gannett Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2015**
> **Form 10-Q for the Fiscal Quarter Ended March 27, 2016**
> **Form 8-K furnished April 27, 2016**
> **File No. 001-36874**

Dear Ms. Engel:

We have reviewed your April 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2016 letter.

Form 10-K for the Fiscal Year Ended December 27, 2015

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment presentation, page 41

1. We note from your response to our prior comment 2 that you have determined that there are economic similarities across the operating segments on a long-term basis and most significant to this determination is the revenue alignment among the three segments,

whereby the projected year-over-year revenue decline among USCP, the USAT Group and the U.K. Group is similar with similar trends across each of the years. However, it should be noted that we believe that future expectations do not trump past performance and historical amounts should be considered for both revenue and EBITDA margin. Also, we believe that although revenue trends among operating segments may be more similar, your performance measure, EBITDA margin, must also be evaluated. In this regard, it appears that the performance measure is not similar between operating segments, either on a historical or projected basis. We note that you believe because the USAT Group represents a smaller portion of your consolidated EBITDA amount, you do not consider USAT Group's EBITDA margin and trend to be material when compared to the other operating segments. However, we believe that because the revenue contributed by the USAT group is significant to the consolidated group, it is important to evaluate the EBITDA margins for the USAT group in comparison to the other operating segments. Considering the EBITDA margins for all three operating segments, please explain to us in more detail, why you believe the segments should be considered economically similar from both a historic and future perspective.

2. We also note from your response that you believe that revenue is the primary metric used by your investors and stakeholders to evaluate your operating results, as cost structures can be "right-sized" in the near to medium term by implementing reductions in force, the largest expense category for newspapers. Please explain to us how your CODM uses EBITDA as a performance measure, including how the segments are evaluated in terms of EBITDA margin and how resources are allocated based on this measure.

Form 10-Q for the Fiscal Quarter Ended March 27, 2016

3. We note from your non-GAAP reconciliations on pages 24 and 25 that you disclose the non-GAAP financial measures, Adjusted Operating Income and Adjusted Net Income. Please revise to also include a description of these measures in the "Presentation of Non-GAAP Information" section on page 23 to disclose how management uses these measures and why the measures are useful to investors. Your Form 8-K earnings release announcements that disclose these non-GAAP financial measures should be similarly revised.

Form 8-K furnished April 27, 2016

4. We note your revised bullet point presentation in response to our prior comment 6; however, it appears you have presented operating income as the most directly comparable GAAP measure to Adjusted EBITDA. Given that the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures states that measures such as EBITDA and Adjusted EBITDA must be reconciled to net income, we believe net income is therefore, the most directly comparable GAAP measure. Please revise accordingly.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure